APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

J.K. Williams
Balance Sheet - unaudited
For the period ended 12/31/2019

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	
Cash	$ 160,000.00
Other current assets	10,000.00
Total Current Assets	170,000.00
Fixed Assets:	
Land	-
Buildings	32,000.00
Furniture and Equipment	
Less: Accumulated Depreciation	(3,200.00)
Total Fixed Assets	28,800.00
Other Assets:	
Trademarks	-
Patents	-
Intangible Assets	8,000.00
Less amortization	(356.00)
Total Other Assets	7,644.00
TOTAL ASSETS	**$ 206,444.00**
LIABILITIES	
Current Liabilities:	
Loans from Partners	$ 51,640.00
Current Portion of Long-Term Debt	-
Total Current Liabilities	51,640.00
Total Long-Term Liabilities	-
EQUITY	
Loan equity	
Partner's Capital Accounts	154,804.00
Total Equity	154,804.00
TOTAL LIABILITIES & EQUITY	**$ 206,444.00**

J.K. Williams
Income Statement - unaudited
For the periods ended 12/31/2019

	Current Period
	1/1/2019 - 12/31/2019
REVENUES	
Sales	
Other Revenue	
TOTAL REVENUES	-
COST OF GOODS SOLD	
Cost of Sales	3,200.00
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	3,200.00
GROSS PROFIT (LOSS)	(3,200.00)
OPERATING EXPENSES	
Advertising and Promotion	2,108.00
Bank Service Charges	
Business Licenses and Permits	4,030.00
Computer and Internet	1,318.00
Depreciation	356.00
Dues and Subscriptions	400.00
Insurance	
Meals and Entertainment	-
Miscellaneous Expense	1,962.00
Office Supplies	1,408.00
Payroll Processing	-
Professional Services - Legal, Accounting	16,254.00
Occupancy	-
Rental Payments	19,216.00
Salaries	-
Payroll Taxes and Benefits	-
Travel	1,278.00
Utilities	714.00
Website Development	217.00

TOTAL OPERATING EXPENSES		49,261.00
OPERATING PROFIT (LOSS)		(52,461.00)
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)		-
Interest Expense		449.00
Income Tax Expense		-
TOTAL INTEREST (INCOME), EXPENSE & TAXES		449.00
NET INCOME (LOSS)	$	**(52,910.00)**

JK Williams Distilling, LLC
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
F & M Bank - Checking	22,860.21
Total Checking/Savings	22,860.21
Accounts Receivable	
Accounts Receivable	3,802.60
Total Accounts Receivable	3,802.60
Other Current Assets	
Earnest Money	20,000.00
Inventory - Barrel	120,000.00
Inventory - Finished Goods	56,425.00
Inventory - Merchandise	3,471.00
Inventory - Unused materials	3,195.00
Security Deposit	6,250.00
Total Other Current Assets	209,341.00
Total Current Assets	236,003.81
Fixed Assets	
Accumulated Depreciation	-19,251.18
Equipment & Furniture	76,352.85
Leasehold Improvements	16,891.63
Total Fixed Assets	73,993.30
Other Assets	
Accumulated Amortization	-4,875.00
Goodwill	131,959.00
Intangible - Brand Development	35,450.00
Total Other Assets	162,534.00
TOTAL ASSETS	**472,531.11**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan from A Faris	315,848.90
Total Other Current Liabilities	315,848.90
Total Current Liabilities	315,848.90
Total Liabilities	315,848.90
Equity	
Partner's Paid In Capital	225,000.00
Partners' Paid in Capital	207,265.00
Retained Earnings	-28,501.82
Net Income	-247,080.97
Total Equity	156,682.21
TOTAL LIABILITIES & EQUITY	**472,531.11**

JK Williams Distilling, LLC
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
Sales	
Gold Zephyr Sales	16,727.11
Stormy River Sales	12,762.28
Total Sales	29,489.39
Total Income	29,489.39
Cost of Goods Sold	
Cost of Goods Sold	23,083.00
Total COGS	23,083.00
Gross Profit	6,406.39
Expense	
Accounting Services	2,730.00
Advertising & Marketing	
Award Ratings	220.00
Public Relations/Promotions	3,418.95
Advertising & Marketing - Other	28,089.64
Total Advertising & Marketing	31,728.59
Alarm system	1,043.00
Alcohol Freight	1,468.06
Amortization	4,519.00
Auto Expense	5,736.25
Bank Fees	462.15
Charitable Contribution	400.00
COMPUTER/TECHNICAL SUPPORT	4,112.68
Consulting	22,500.00
Continuing Education	1,500.00
Depreciation	16,051.18
Dues & Subscriptions	1,936.99
Entertainment	1,576.01
Federal Excise Tax	444.86
Freight	999.25
Insurance	
General Policy	383.00
Liquor Liability Insurance	4,096.00
Insurance - Other	9,682.36
Total Insurance	14,161.36
Internet Services	2,229.27
Investment Services	9,990.00
Legal fees	26,476.14
Office Supplies	2,683.30
Permits and Licenses	4,543.75
Postage	
OVERNIGHT DELIVERY	1,854.68
Postage - Other	68.45
Total Postage	1,923.13
Printing	5,394.92
Professional Services	26,252.00
Promotions	2,473.26
Recruitment	538.09
Rent	33,750.00
Repairs & Maintenance	6,142.24
Shipping Supplies	2,808.74
State of IL Liquor Tax	279.45
Telephone	2,382.29
Travel	7,025.23
Utilities	5,448.68
Warehouse Tools & Supplies	4,274.92

JK Williams Distilling, LLC
Profit & Loss
January through December 2020

	Jan - Dec 20
Waste & Recycling	15.61
Total Expense	256,000.40
Net Ordinary Income	-249,594.01
Other Income/Expense	
Other Income	
Interest Income	2.04
Misc Income	2,511.00
Total Other Income	2,513.04
Net Other Income	2,513.04
Net Income	**-247,080.97**

I, Andrew L. Faris, certify that:

1. The financial statements of Jk Williams Distilling, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Jk Williams Distilling, LLC included in this Form reflects accurately the information reported on the tax return for Jk Williams Distilling, LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature _Andrew L. Faris_

Name: Andrew L. Faris

Title: President and Managing Member